July 15, 2008

Via Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-1090

Re:	Financial Security Assurance Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 20, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 15, 2008
File Number: 001-12644

Dear Mr. Rosenberg:

On July 3, 2008, Financial Security Assurance Holdings Ltd. (the “Company”) received a letter with comments from the Staff of the Securities and Exchange Commission on the Company’s annual report on Form 10-K for the year ended December 31, 2007, filed on March 20, 2008, and the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed May 15, 2008.

In its letter, the Staff requested that the Company either provide its response within 10 business days or advise the Staff when it would respond.  I hereby respectfully request that the Staff provide the Company an additional ten business days to respond to the July 3, 2008 letter, until Friday, August 1, 2008.  As we discussed last week, we are currently preparing the Company’s quarterly financial information for release, and therefore would appreciate additional time to respond.

Please direct any comments or questions you may have regarding this request to me at (212) 339-3483 or via e-mail at JSimon@FSA.com.

Respectfully submitted,

/s/ Joseph W. Simon

Joseph W. Simon
Chief Financial Officer and Managing Director